FS ENERGY AND POWER FUND II

201 ROUSE BOULEVARD

PHILADELPHIA, PENNSYLVANIA 19112

(215) 495-1150

December 23, 2016

VIA EDGAR

Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:                             FS Energy and Power Fund II

Application for Withdrawal of the Registration Statement on Form N-2

File Number 333-195237

Dear Ms. Dobelbower:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, FS Energy and Power Fund II (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form N-2 (File No. 333-195237), together with all amendments and exhibits thereto, originally filed by the Company with the Commission on April 14, 2014 (the “Registration Statement”).

The Company has determined not to proceed with the offering at this time. The Company confirms that no securities have been issued pursuant to the Registration Statement.

Pursuant to the foregoing, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Please contact James A. Lebovitz of Dechert LLP at (215) 994-2510 if you have any questions.

Very truly yours,

FS ENERGY AND POWER FUND II

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer and Secretary